
SEC MAIL PROCESSING
RECEIVED
APR 29 2003
WASH, D.C. 207 SECTION


03056995

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**943489** ~~0001211926~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 28, 2003, Series 2003-5	**333-101550**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 30 2003
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: 
Name: Maria Fregosi
Title: Vice President

Dated: April 28, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CMO Desk **Yields Given Prices Report AMAC03-5AR3 30 year 5.5's**

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/14/2003 09:27:57

Bond: A11 Balance: 94,858,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months 360	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 750	PSA 1000
100-20	4.637	4.614	4.614	4.614	4.614	4.614	4.555	4.471	4.399
100-22	4.627	4.602	4.602	4.602	4.602	4.602	4.539	4.449	4.372
100-24	4.616	4.590	4.590	4.590	4.590	4.590	4.524	4.428	4.346
100-26	4.605	4.578	4.578	4.578	4.578	4.578	4.508	4.406	4.320
100-28	4.595	4.566	4.566	4.566	4.566	4.566	4.492	4.385	4.293
100-30	4.584	4.554	4.554	4.554	4.554	4.554	4.476	4.363	4.267
101- 0	4.574	4.542	4.542	4.542	4.542	4.542	4.460	4.342	4.241
101- 2	4.563	4.529	4.529	4.529	4.529	4.529	4.444	4.320	4.215
*101- 4	4.553	4.517	4.517	4.517	4.517	4.517	4.428	4.299	4.189
101- 6	4.542	4.505	4.505	4.505	4.505	4.505	4.412	4.278	4.163
101- 8	4.532	4.493	4.493	4.493	4.493	4.493	4.396	4.256	4.137
101-10	4.521	4.481	4.481	4.481	4.481	4.481	4.381	4.235	4.110
101-12	4.511	4.469	4.469	4.469	4.469	4.469	4.365	4.213	4.084
101-14	4.500	4.457	4.457	4.457	4.457	4.457	4.349	4.192	4.058
101-16	4.490	4.445	4.445	4.445	4.445	4.445	4.333	4.171	4.032
101-18	4.479	4.434	4.434	4.434	4.434	4.434	4.317	4.149	4.006
101-20	4.469	4.422	4.422	4.422	4.422	4.422	4.302	4.128	3.980
AVG LIFE	7.06	6.02	6.02	6.02	6.02	6.02	4.39	3.16	2.55
DURATION	5.86	5.12	5.12	5.12	5.12	5.12	3.88	2.88	2.36
FIRST PAY	5/08	9/07	9/07	9/07	9/07	9/07	11/06	12/05	7/05
LAST PAY	8/12	6/11	6/11	6/11	6/11	6/11	9/08	1/07	3/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5AR3 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/14/2003 09:30:11

Bond: A11 Balance: 94,858,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months	CPR	CPR	CPR
12	8.00	12.00	20.00
360	8.00	12.00	8.00
100-20	4.620	4.614	4.640
100-22	4.608	4.602	4.630
100-24	4.597	4.590	4.620
100-26	4.585	4.578	4.609
100-28	4.573	4.566	4.599
100-30	4.562	4.554	4.589
101- 0	4.550	4.542	4.578
101- 2	4.538	4.530	4.568
*101- 4	4.527	4.518	4.558
101- 6	4.515	4.506	4.547
101- 8	4.503	4.494	4.537
101-10	4.492	4.482	4.527
101-12	4.480	4.470	4.516
101-14	4.469	4.458	4.506
101-16	4.457	4.446	4.496
101-18	4.445	4.434	4.486
101-20	4.434	4.422	4.475
AVG LIFE	6.26	6.03	7.24
DURATION	5.29	5.12	5.98
FIRST PAY	10/07	9/07	3/08
LAST PAY	9/11	6/11	7/13

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5ARBK1 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/13/2003 15:27:30

Bond: A13 Balance: 56,915,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 750	PSA 1000
100-24	4.616	4.590	4.590	4.590	4.590	4.590	4.524	4.428	4.346
100-26	4.605	4.578	4.578	4.578	4.578	4.578	4.508	4.406	4.320
100-28	4.595	4.566	4.566	4.566	4.566	4.566	4.492	4.385	4.293
100-30	4.584	4.554	4.554	4.554	4.554	4.554	4.476	4.363	4.267
101- 0	4.574	4.542	4.542	4.542	4.542	4.542	4.460	4.342	4.241
101- 2	4.563	4.529	4.529	4.529	4.529	4.529	4.444	4.320	4.215
101- 4	4.553	4.517	4.517	4.517	4.517	4.517	4.428	4.299	4.189
101- 6	4.542	4.505	4.505	4.505	4.505	4.505	4.412	4.278	4.163
*101- 8	4.532	4.493	4.493	4.493	4.493	4.493	4.396	4.256	4.137
101-10	4.521	4.481	4.481	4.481	4.481	4.481	4.381	4.235	4.110
101-12	4.511	4.469	4.469	4.469	4.469	4.469	4.365	4.213	4.084
101-14	4.500	4.457	4.457	4.457	4.457	4.457	4.349	4.192	4.058
101-16	4.490	4.445	4.445	4.445	4.445	4.445	4.333	4.171	4.032
101-18	4.479	4.434	4.434	4.434	4.434	4.434	4.317	4.149	4.006
101-20	4.469	4.422	4.422	4.422	4.422	4.422	4.302	4.128	3.980
101-22	4.459	4.410	4.410	4.410	4.410	4.410	4.286	4.107	3.954
101-24	4.448	4.398	4.398	4.398	4.398	4.398	4.270	4.086	3.928
AVG LIFE	7.06	6.02	6.02	6.02	6.02	6.02	4.39	3.16	2.55
DURATION	5.86	5.12	5.12	5.12	5.12	5.12	3.88	2.88	2.36
FIRST PAY	5/08	9/07	9/07	9/07	9/07	9/07	11/06	12/05	7/05
LAST PAY	8/12	6/11	6/11	6/11	6/11	6/11	9/08	1/07	3/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk **Yields Given Prices Report AMAC03-5AR4 30 year 5.5's**

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/18/2003 10:41:21

Bond: A3 Balance: 37,653,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 750	PSA 1000
99-26	5.542	5.541	5.541	5.541	5.541	5.541	5.529	5.513	5.500
99-28	5.534	5.533	5.533	5.533	5.533	5.533	5.517	5.496	5.478
99-30	5.526	5.525	5.525	5.525	5.525	5.525	5.505	5.478	5.456
100- 0	5.519	5.517	5.517	5.517	5.517	5.517	5.493	5.461	5.434
100- 2	5.511	5.510	5.510	5.510	5.510	5.510	5.480	5.443	5.412
100- 4	5.504	5.502	5.502	5.502	5.502	5.502	5.468	5.426	5.390
100- 6	5.496	5.494	5.494	5.494	5.494	5.494	5.456	5.409	5.368
100- 8	5.488	5.486	5.486	5.486	5.486	5.486	5.444	5.391	5.346
*100-10	5.481	5.479	5.479	5.479	5.479	5.479	5.432	5.374	5.324
100-12	5.473	5.471	5.471	5.471	5.471	5.471	5.420	5.357	5.302
100-14	5.466	5.463	5.463	5.463	5.463	5.463	5.408	5.339	5.281
100-16	5.458	5.455	5.455	5.455	5.455	5.455	5.396	5.322	5.259
100-18	5.451	5.448	5.448	5.448	5.448	5.448	5.384	5.305	5.237
100-20	5.443	5.440	5.440	5.440	5.440	5.440	5.373	5.287	5.215
100-22	5.436	5.432	5.432	5.432	5.432	5.432	5.361	5.270	5.193
100-24	5.428	5.424	5.424	5.424	5.424	5.424	5.349	5.253	5.171
100-26	5.421	5.417	5.417	5.417	5.417	5.417	5.337	5.235	5.150
AVG LIFE	11.37	10.99	10.99	10.99	10.99	10.99	6.27	4.09	3.16
DURATION	8.20	7.98	7.98	7.98	7.98	7.98	5.17	3.57	2.83
FIRST PAY	8/12	6/11	6/11	6/11	6/11	6/11	9/08	1/07	3/06
LAST PAY	9/20	9/20	9/20	9/20	9/20	9/20	11/10	10/07	9/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5G2AR1 15 year 5.0's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/21/2003 09:16:49

Bond: A1 Balance: 169,904,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 15 year WAC: 5.42 WAM: 178.00

Months 360	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 75	PSA 1000
101- 0	4.765	4.730	4.693	4.657	4.620	4.584	4.482	4.782	4.198
101- 2	4.752	4.715	4.677	4.638	4.600	4.562	4.455	4.770	4.158
101- 4	4.739	4.700	4.660	4.620	4.580	4.541	4.429	4.757	4.119
101- 6	4.725	4.685	4.643	4.602	4.560	4.519	4.402	4.745	4.079
101- 8	4.712	4.670	4.627	4.583	4.540	4.497	4.376	4.732	4.040
101-10	4.699	4.655	4.610	4.565	4.520	4.476	4.349	4.720	4.000
101-12	4.686	4.640	4.594	4.547	4.500	4.454	4.323	4.708	3.961
101-14	4.672	4.625	4.577	4.528	4.480	4.432	4.297	4.695	3.921
*101-16	4.659	4.611	4.561	4.510	4.460	4.411	4.271	4.683	3.882
101-18	4.646	4.596	4.544	4.492	4.440	4.389	4.244	4.670	3.843
101-20	4.633	4.581	4.528	4.474	4.420	4.368	4.218	4.658	3.803
101-22	4.620	4.566	4.511	4.456	4.400	4.346	4.192	4.645	3.764
101-24	4.606	4.551	4.495	4.437	4.381	4.325	4.166	4.633	3.725
101-26	4.593	4.537	4.478	4.419	4.361	4.303	4.139	4.621	3.686
101-28	4.580	4.522	4.462	4.401	4.341	4.282	4.113	4.608	3.647
101-30	4.567	4.507	4.445	4.383	4.321	4.260	4.087	4.596	3.607
102- 0	4.554	4.492	4.429	4.365	4.301	4.239	4.061	4.584	3.568
AVG LIFE	5.63	4.91	4.33	3.87	3.50	3.20	2.57	6.06	1.66
DURATION	4.64	4.13	3.71	3.37	3.08	2.84	2.33	4.94	1.56
FIRST PAY	5/03	5/03	5/03	5/03	5/03	5/03	5/03	5/03	5/03
LAST PAY	7/15	8/14	8/13	8/12	9/11	11/10	2/09	12/15	7/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk — **Yields Given Prices Report** — **AMAC03-5AR3 30 year 5.5's**

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/14/2003 10:16:52

Bond: A11 Balance: 94,858,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months	CPR	CPR	CPR
12	8.00	12.00	20.00
360	8.00	12.00	8.00
100-19	4.626	4.620	4.645
100-21	4.614	4.608	4.635
100-23	4.602	4.596	4.625
100-25	4.591	4.584	4.614
100-27	4.579	4.572	4.604
100-29	4.567	4.560	4.594
100-31	4.556	4.548	4.583
101- 1	4.544	4.536	4.573
*101- 3	4.532	4.524	4.563
101- 5	4.521	4.512	4.552
101- 7	4.509	4.500	4.542
101- 9	4.498	4.488	4.532
101-11	4.486	4.476	4.522
101-13	4.474	4.464	4.511
101-15	4.463	4.452	4.501
101-17	4.451	4.440	4.491
101-19	4.440	4.428	4.481
AVG LIFE	6.26	6.03	7.24
DURATION	5.29	5.12	5.98
FIRST PAY	10/07	9/07	3/08
LAST PAY	9/11	6/11	7/13

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5AR3 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/14/2003 10:18:43

Bond: A11 Balance: 94,858,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months 360	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 750	PSA 1000
100-19	4.642	4.620	4.620	4.620	4.620	4.620	4.563	4.482	4.412
100-21	4.632	4.608	4.608	4.608	4.608	4.608	4.547	4.460	4.385
100-23	4.621	4.596	4.596	4.596	4.596	4.596	4.531	4.438	4.359
100-25	4.611	4.584	4.584	4.584	4.584	4.584	4.516	4.417	4.333
100-27	4.600	4.572	4.572	4.572	4.572	4.572	4.500	4.395	4.307
100-29	4.590	4.560	4.560	4.560	4.560	4.560	4.484	4.374	4.280
100-31	4.579	4.548	4.548	4.548	4.548	4.548	4.468	4.353	4.254
101- 1	4.569	4.536	4.536	4.536	4.536	4.536	4.452	4.331	4.228
*101- 3	4.558	4.523	4.523	4.523	4.523	4.523	4.436	4.310	4.202
101- 5	4.548	4.511	4.511	4.511	4.511	4.511	4.420	4.288	4.176
101- 7	4.537	4.499	4.499	4.499	4.499	4.499	4.404	4.267	4.150
101- 9	4.527	4.487	4.487	4.487	4.487	4.487	4.388	4.245	4.123
101-11	4.516	4.475	4.475	4.475	4.475	4.475	4.373	4.224	4.097
101-13	4.506	4.463	4.463	4.463	4.463	4.463	4.357	4.203	4.071
101-15	4.495	4.451	4.451	4.451	4.451	4.451	4.341	4.181	4.045
101-17	4.485	4.439	4.439	4.439	4.439	4.439	4.325	4.160	4.019
101-19	4.474	4.428	4.428	4.428	4.428	4.428	4.309	4.139	3.993
AVG LIFE	7.06	6.02	6.02	6.02	6.02	6.02	4.39	3.16	2.55
DURATION	5.86	5.12	5.12	5.12	5.12	5.12	3.88	2.88	2.36
FIRST PAY	5/08	9/07	9/07	9/07	9/07	9/07	11/06	12/05	7/05
LAST PAY	8/12	6/11	6/11	6/11	6/11	6/11	9/08	1/07	3/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5AR4 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/18/2003 09:25:35

Bond: A11 Balance: 94,858,000 Coupon: 4.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months 480	PSA 100	PSA 150	PSA 200	PSA 250	PSA 300	PSA 350	PSA 500	PSA 750	PSA 1000
100-14	4.669	4.650	4.650	4.650	4.650	4.650	4.603	4.535	4.478
100-16	4.658	4.638	4.638	4.638	4.638	4.638	4.587	4.514	4.451
100-18	4.648	4.626	4.626	4.626	4.626	4.626	4.571	4.492	4.425
100-20	4.637	4.614	4.614	4.614	4.614	4.614	4.555	4.471	4.399
100-22	4.627	4.602	4.602	4.602	4.602	4.602	4.539	4.449	4.372
100-24	4.616	4.590	4.590	4.590	4.590	4.590	4.524	4.428	4.346
100-26	4.605	4.578	4.578	4.578	4.578	4.578	4.508	4.406	4.320
100-28	4.595	4.566	4.566	4.566	4.566	4.566	4.492	4.385	4.293
*100-30	4.584	4.554	4.554	4.554	4.554	4.554	4.476	4.363	4.267
101- 0	4.574	4.542	4.542	4.542	4.542	4.542	4.460	4.342	4.241
101- 2	4.563	4.529	4.529	4.529	4.529	4.529	4.444	4.320	4.215
101- 4	4.553	4.517	4.517	4.517	4.517	4.517	4.428	4.299	4.189
101- 6	4.542	4.505	4.505	4.505	4.505	4.505	4.412	4.278	4.163
101- 8	4.532	4.493	4.493	4.493	4.493	4.493	4.396	4.256	4.137
101-10	4.521	4.481	4.481	4.481	4.481	4.481	4.381	4.235	4.110
101-12	4.511	4.469	4.469	4.469	4.469	4.469	4.365	4.213	4.084
101-14	4.500	4.457	4.457	4.457	4.457	4.457	4.349	4.192	4.058
AVG LIFE	7.06	6.02	6.02	6.02	6.02	6.02	4.39	3.16	2.55
DURATION	5.86	5.12	5.12	5.12	5.12	5.12	3.88	2.87	2.35
FIRST PAY	5/08	9/07	9/07	9/07	9/07	9/07	11/06	12/05	7/05
LAST PAY	8/12	6/11	6/11	6/11	6/11	6/11	9/08	1/07	3/06

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5AR5 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/18/2003 12:15:10

Bond: A3 Balance: 37,653,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months	CPR
1	5.00
1	15.00
1	25.00
1	35.00
1	45.00
6	40.00
1	37.33
1	34.67
1	32.00
1	29.33
1	26.67
1	24.00
1	21.33
1	18.67
1	16.00
1	13.33
1	10.67
360	8.00
99-26	5.548
99-28	5.543
99-30	5.537
100- 0	5.532
100- 2	5.526
100- 4	5.521
100- 6	5.516
100- 8	5.510
*100-10	5.505
100-12	5.500
100-14	5.494
100-16	5.489
100-18	5.484
100-20	5.478
100-22	5.473
100-24	5.468
100-26	5.463
AVG LIFE	19.60
DURATION	11.62
FIRST PAY	9/17
LAST PAY	8/30

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

CMO Desk

Yields Given Prices Report AMAC03-5AR5 30 year 5.5's

User ID: sijaz Deals Directory: /home/sijaz/intexdeals Date: 03/18/2003 12:01:00

Bond: A3 Balance: 37,653,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 6.02 WAM: 358.00

Months 360	CPR 5.00	CPR 12.00	CPR 20.00	CPR 30.00	CPR 40.00
99-26	5.543	5.541	5.539	5.520	5.505
99-28	5.536	5.533	5.530	5.505	5.484
99-30	5.529	5.525	5.522	5.490	5.464
100- 0	5.522	5.517	5.513	5.476	5.443
100- 2	5.514	5.510	5.505	5.461	5.423
100- 4	5.507	5.502	5.496	5.446	5.402
100- 6	5.500	5.494	5.487	5.431	5.382
100- 8	5.493	5.486	5.479	5.416	5.362
*100-10	5.486	5.479	5.470	5.401	5.341
100-12	5.479	5.471	5.462	5.386	5.321
100-14	5.472	5.463	5.453	5.371	5.300
100-16	5.465	5.455	5.445	5.356	5.280
100-18	5.458	5.448	5.436	5.341	5.260
100-20	5.451	5.440	5.428	5.327	5.240
100-22	5.444	5.432	5.419	5.312	5.219
100-24	5.437	5.424	5.411	5.297	5.199
100-26	5.430	5.417	5.402	5.282	5.179
AVG LIFE	12.41	10.99	9.74	4.87	3.43
DURATION	8.76	7.98	7.28	4.17	3.05
FIRST PAY	2/14	6/11	6/10	7/07	4/06
LAST PAY	9/20	9/20	8/19	1/09	3/07

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.